[Indosat Logo Appears Here]

PT Indosat Tbk Privatization - Government of Indonesia Receives Payment and Completes Indosat Privatization

Jakarta, 23 December 2002 - PT Indosat Tbk received press release from the Ministry of State Owned Enterprises ("MSOE") on December 20, 2002 regarding "PT Indosat Tbk Privatization - Government of Indonesia Receives Payment and Completes Indosat Privatization", as attached.

Indosat is a leading provider of telecommunications service in Indonesia and the Company's shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:IIT).//


For Further Information Please Contact :
Corporate Communications Division PT Indosat (Persero) Tbk
Telp : 62-21- 3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website:www.indosat.com

[Letterhead Ministry of State Owned Enterprises Appears Here]

                                Press Release*)

         Government of Indonesia Receives Payment and Completes
                             Indosat Privatization

Jakarta, 20 December 2002 - The Ministry of State Owned Enterprises (the "MSOE")is pleased to announce that it has successfully closed the sale to Singapore Technologies Telemedia Pte Ltd acting through Indonesia Communications Limited ("ST Telemedia") and has received payment from ST Telemedia for 434,250,000 Series B ordinary shares of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat" ) representing 41.94% of the total and issued share capital of Indosat.

Mahmuddin Yasin, Deputy Minister of State Owned Enterprises for Restructuring and Privatizations, noted "with the receipt of payment from ST Telemedia today, the Government has successfully completed the privatization of Indosat. The Government looks forward to working with ST Telemedia in creating value for all Indosat shareholders and to continue the development of the Indonesian telecommunications sector".

The Indosat privatization will raise a total of Rp5.62 trillion in gross proceeds and is the largest ever privatization completed in Indonesia. The privatization will also ensure that the Government exceeds its privatization related budget commitments for 2002, and demonstrates a significant foreign investment commitment to business in Indonesia.

PT Danareksa Sekuritas and Credit Suisse First Boston (Singapore) Limited were joint financial advisors to the MSOE. Makes & Partners and Milbank, Tweed, Hadley & McCloy LLP were, respectively, the domestic and international legal counsels to the MSOE.

___________________________________________________________________________
*)This is an un-official translation from a document originally written in Bahasa Indonesia. If there is any different meaning between this document and the original document in Bahasa Indonesia, the version in Bahasa Indonesia should prevail

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero)
P.T.
                                             Indonesian Satellite Corporation


Date: December 23, 2002                      By: /s/ Widya Purnama
                                                 ------------------------------
-
                                                 Name: Widya Purnama
                                                 Title: President